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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Stowe, Richard H. (Last) (First) (Middle)		Health Management Systems, Inc. (HMSY)

	401 Park Avenue South	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	New York, New York 10016 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Director

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												47,312		D

	Common Stock												9,000		I		(A)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Non-Qualified Stock Option (right to buy)		$1.07		12/15/00				A		150,000

	Non-Qualified Stock Option (right to buy)		$1.50		10/31/00				A		1,500

	Non-Qualified Stock Option (right to buy)		$2.48		12/12/01				A		60,000

	Non-Qualified Stock Option (right to buy)		$4.22		10/29/99				A		1,500

	Non-Qualified Stock Option (right to buy)		$6.44		11/13/98				A		7,500

	Non-Qualified Stock Option (right to buy)		$6.97		10/31/97				A		1,500

	Non-Qualified Stock Option (right to buy)		$7.00		10/30/98				A		1,500

	Non-Qualified Stock Option (right to buy)		$17.50		10/04/95				A		2,250

	Non-Qualified Stock Option (right to buy)		$23.00		10/31/96				A		1,500

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	12/15/10		Common Stock	150,000				150,000		D

	(1)	10/31/10		Common Stock	1,500				1,500		D

	(4)	12/12/11		Common Stock	60,000				60,000		D

	(1)	10/29/09		Common Stock	1,500				1,500		D

	(2)	11/13/08		Common Stock	7,500				7,500		D

	(2)	10/31/07		Common Stock	1,500				1,500		D

	(1)	10/30/08		Common Stock	1,500				1,500		D

	(2)	10/04/05		Common Stock	2,250				2,250		D

	(2)	10/31/06		Common Stock	1,500				1,500		D

Explanation of Responses:

(A) Shares owned by members of the family as to which Mr. Stowe disclaims beneficial ownership.

(1) Options vest 25% on grant date, and the remainder vesting equally on the next 3 anniversary dates.

(2) Options will vest in 1/3 increments on the anniversary date of the grant, starting on the first anniversary date.

(3) Options vest of follows: 30,000 vest immediately, 45,000 vest on the first anniversary, the remainder vest equally at the end the next 8 quarters.

(4) Options vest in 1/3 increments with 1/3 vesting on grant date, and 1/3 on each of the next two anniversary dates.

/s/ Philip Rydzewski	February 14, 2003
**Signature of Reporting Person By: Philip Rydzewski For: Richard H. Stowe	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.